

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

July 22, 2009

Mr. Michael Lieber
President and Chief Executive Officer
Charleston Basics, Inc.
1701 Avenue 1
Brooklyn, New York 11230

> **RE:** **Charleston Basics, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 8, 2009**
> **File No. 333-145211**

Dear Mr. Lieber:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant